Form 12b-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                           NOTIFICATION OF LATE FILING

             /X/ Form 10-KSB for the period ended December 31, 1998


                                     Part I


                           WESTERN COUNTRY CLUBS, INC.
                            (Full name of registrant)

                        1601 N.W. Express Way, Suite 1610
                          Oklahoma City, Oklahoma 73118
               (Address of principal executive office) (Zip code)

         000-24058                                       84-1131343
(Commission File Number)                    (I.R.S. Employer Identification No.)


                                     Part II

     The subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b). /X/ Yes

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b) The subject annual report will be filed on or before the fifteenth calendar day following the prescribed due date.

(c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached.


                                    PART III

     The Company is currently negotiation the collection of a $600,000 note receivable. The outcome of these negotiations will materially affect the recording of this note receivable on the December 31, 1998 financial statements. Management expects a definitive agreement to be reached by April 2, 1999. Due to this material uncertainty, the audit could not be completed by March 31, 1999, in a manner which would be meaningful to investors.

     The Company expects that the audit will be completed in a timeframe which will allow the Company's annual report to be filed within the fifteen day extension period.

                                     PART IV

1. Name and Telephone number of person to contact in regard to this notification:

                James E. Blacketer                      (405) 848-0996
                ------------------                      --------------

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?
        [X] Yes [ ] No

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No


                                    SIGNATURE

        Registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                        Western Country Clubs, Inc.

                                         /s/ James E. Blacketer
                                        -----------------------------------
                                        James E. Blacketer
                                        Chief Executive Officer and
                                        Chief Financial Officer

Date:  March 30, 1999


Form 12b-25
Western Country Clubs, Inc.
March 30, 1999

                                  ATTACHMENT #1
Accountants Statement

     We were engaged by Western Country Clubs, Inc. to be the Company's independent auditors on January 20, 1999. Due to the timing of the engagement after December 31, 1998, we are unable to complete the Company's audit and issue our report on the Company's financial statements by the annual report's filing due date without unreasonable effort or expense. We anticipate completing our audit and issuing our report in time to allow the filing of the annual report on or before the fifteenth calendar day following the prescribed due date.

                                /s/ GRAY & NORTHCUTT, INC.
                                ---------------------------
                                GRAY & NORTHCUTT, INC.
                                OKLAHOMA CITY, OK
                                March 30, 1999